Exhibit 99.1

Youlife Group Inc. Reports Full Year 2025 Financial Results

●	Revenues up 16.9% year-over-year to RMB 1,854.3 million

●	Employee management services revenue increased by 24.4% over last year

●	Net Profit of RMB 42.7 million in fiscal 2025 vs a net loss in 2024

●	Cash and cash equivalents increased 14.0% in the year compared to the prior period

SHANGHAI, April 28, 2026/PRNewswire/ -- Youlife Group Inc. (“Youlife,” “we” or “our”) (NASDAQ: YOUL), a leading blue-collar lifetime service provider in China, today announced its financial results for the fiscal year of 2025 ended December 31, 2025.

Financial Highlights for the Fiscal Year 2025

●	Total revenues increased by 16.9% from RMB1,585.6 million for fiscal year 2024 to RMB1,854.3 million (US$265.2 million) in fiscal year 2025.

●	Gross margin was 10.4% in fiscal year 2025 vs. 14.5% in 2024.

●	Operating income was RMB6.8 million (US$0.9 million) for 2025 vs. RMB40.5 million for fiscal 2024.

●	Net profit was RMB42.7. million (US$6.1 million) for fiscal year 2025 vs. a net loss of RMB52.4 million for the prior fiscal year.

Recent Developments

Strategic cooperation with Innova Tree:

On February 3, 2026, Youlife announced that it entered into a non-binding memorandum of understanding (“MOU”) for strategic cooperation with Innova Tree, a Kazakhstan-based limited liability company with strong local capabilities in vocational education operations and government coordination.

Under the MOU, Youlife and Innova Tree will pursue comprehensive collaboration across vocational education, skills training, workforce and talent services, and selected cultural tourism-related labor programs. This partnership aims to drive the bilateral mobility of professional talents between China and Kazakhstan, while facilitating a cross-border “training-certification-internship-employment” closed-loop to establish a new paradigm for Youlife’s international vocational education ecosystem.

Intention to joint develop Waas platform with VCI:

On January 28, 2026, Youlife announced that it entered into a non-binding letter of intent, expressing the intention to jointly develop, deploy, and commercialize a robotics-enabled workforce-as-a-service (“WaaS”) platform in strategic collaboration with VCI Global Limited (“VCIG”).

The platform will integrate robotics, artificial intelligence and human workforce management to deliver a guaranteed productivity capacity to enterprises and industrial clients across ASEAN and selected international markets.

Intention to acquire Anlian HR:

On January 23, 2026, Youlife announced that it entered into a non-binding letter of intent, setting forth the parties’ preliminary intention for Youlife to acquire Anlian HR Limited (“Anlian HR”), a well-established OMO (Online-Merge-Offline) blue-collar recruitment platform provider in China.

This potential combination could support Youlife’s long-term strategy to build a comprehensive, full-cycle blue-collar talent services ecosystem by enhancing recruitment delivery capabilities, strengthening offline service execution, and advancing lifecycle workforce management.

Aquisition of Youhe HR:

On January 22, 2026, Youlife, YouheHR Group Inc., a company organized under the laws of the Cayman Islands (“YouheHR”), and Lightred Investment Co., Ltd., a company organized under the laws of British Virgin Islands (the “Seller”) entered into a share exchange agreement (the “Agreement”). Upon closing, YouheHR will become a wholly-owned subsidiary of Youlife.

Pursuant to the Agreement, Youlife has agreed to acquire all of the issued and outstanding shares of YouheHR from the Seller, in exchange for certain newly issued 4,967,810 Class A ordinary shares of Youlife. The transaction under the Agreement is expected to consummate in May 2026.

Strategic Partnership with Sealand:

On January 9, 2026, Youlife announced a strategic partnership with Sealand Maritime Service Co., Ltd. (“Sealand”) to build a new talent ecosystem for high-end cruise tourism services. Sealand is a leading cruise crew recruitment and dispatch company in China. The two parties have jointly established Xiamen Youlife Sealand International Cultural Tourism Development Co., Ltd., a joint venture dedicated to building an integrated talent development and placement platform for the global cruise and cultural tourism industries. The platform aims to align vocational training, certification, and international employment resources to meet the rapidly expanding demand for cruise service professionals.

Changes in Board of Directors and Management

On April 13, 2026, the board of directors of Youlife (the “Board”) appointed Mr. Tianshi Yang as the Chief Strategy Officer, immediately effective.

The Board nominated and appointed Ms. Liqun Yao as a Director on November 21, 2025, and Mr. Lidong Zhu resigned from the Board, effective from November 21, 2025. Ms. Yao was appointed as Youlife’s acting Chief Financial Officer to replace Mr. Zhu.

The Board also nominated and appointed Mr. Jianming Yan as an independent director of the Board, a member and the chairman of the audit committee of the Board, a member of the compensation committee of the Board, and a member of the nominating and corporate governance committee of the Board, which took effect on November 21, 2025.

With these changes, the Board now consists of seven directors, including three independent directors.

Management Remarks

Mr. Yunlei Wang, Founder, Chief Executive Officer and Chairman of the Board of Youlife, commented on Youlife’s recent performance, “In fiscal 2025, we built a solid foundation and strategically positioned our business to help us achieve our expansion and growth strategy of our products and services throughout international markets. We advanced our discussions with future acquisition targets and continued our evaluation of how these target companies will benefit our business goals and initiatives. Additionally, we advanced our transition from a focus on organic growth to a dual-engine strategy that balances internal expansion with strategic acquisitions. In December, we announced our intention to acquire four regional human resources service companies, which we expect to broaden our geographic reach, enhance network density, and create opportunities for future operational synergies. Furthermore, during the latter half of fiscal year 2025, we made key changes to our management team and board of directors to put a team in place that best aligns with Youlife’s strategy and plans for future success.”

“As we look to fiscal 2026, we have continued to build on our momentum, with our January announcement of a joint venture agreement with Sealand, a leading cruise crew recruitment and dispatch company in China. The collaboration with Sealand represents a significant step forward in Youlife’s strategy to deepen its presence in specialized service sectors and to expand its global talent supply chain. We expect that this partnership will create a comprehensive, closed-loop model for talent development in the cruise and cultural tourism industries, spanning training, certification, international placement, and long-term service support. Later in the month, we entered into a letter of intention to acquire Anlian HR, a well-established Online-Merge-Offline blue-collar recruitment platform provider in China. Further, we expressed interest to jointly develop, deploy, and commercialize a robotics-enabled workforce-as-a-service platform in strategic collaboration with VCI Global Limited. The initiative will position us at the forefront of industrial automation and workforce transformation across ASEAN and emerging markets. The platform will integrate robotics, artificial intelligence and human workforce management to deliver a guaranteed productivity capacity to enterprises and industrial clients across ASEAN and selected international markets. I am excited about the opportunities that lie ahead for our business. We have an exciting pipeline of new acquisition targets that will give us the opportunity to expand our product and services to new overseas markets and allow us to diversify our revenue base and maximize market share penetration. We continue to focus on executing on our acquisitions and scaling the business efficiently to drive value for our shareholders,” Mr. Wang concluded.

Mr. Tianshi Yang, Chief Strategy Officer of Youlife, added, “We are pleased with our financial performance in fiscal year 2025. Revenues grew by 16.9% year-over-year and reported a net profit of RMB42.7 million or US$6.1 million compared to a net loss in the prior year period, and cash and cash equivalent increased by about 14.0% compared to last year. Looking ahead, we will be focused on executing our acquisition and integration strategy while emphasizing capital discipline and alignment, to allow Youlife to pursue expansion while preserving financial flexibility. In fiscal year 2026, we have found several acquisition targets that will be instrumental to maximizing revenue growth, margins, and profitability. By structuring the coming deals through an equity-based acquisition model with performance alignment, it will provide us the opportunity to aim to balance growth objectives with prudent financial management, while keeping our focus on long-term value creation.”

Financial Results for Fiscal Year 2025

Total revenues increased by 16.9% from RMB1,585.6 million for the year ended December 31, 2024, to RMB1,854.3 million (US$265.2 million) for the year ended December 31, 2025, due to increases in revenues generated from employee management services.

●	Vocational educational services. Revenues generated from vocational education services decreased by 9.8% from RMB50.0 million for the year ended December 31, 2024, to RMB45.1 million (US$6.5 million) for the year ended December 31, 2025, primarily due to termination of some education services which had long-term payback periods.

●	Employee management services. Revenues generated from employee management services increased by 24.4% from RMB1,382.6 million for the year ended December 31, 2024 to RMB1,719.6 million (US$245.9 million) for the year ended December 31, 2025. This growth was driven by an expanding corporate client base and rising demand for blue-collar labor. We captured this through optimized business controls and our integrated lifecycle value chain model. Furthermore, we successfully shifted our focus toward acquiring high-value clients in new industries and economies with significant outsourcing needs.

●	HR recruitment services. Revenues generated from HR recruitment services decreased by 27% from RMB24.2 million for the year ended December 31, 2024 to RMB17.7 million (US$2.5 million) for the year ended December 31, 2025. The decrease was primarily driven by a lower average service fee, as large-scale corporate clients opted for multi-settlement structures for high-fluidity roles. Additionally, a portion of our HR recruitment services was divested following the discontinuation of certain operations.

●	Marketing services and solutions. Revenues generated from marketing services decreased by 44.2% from RMB128.8 million for the year ended December 31, 2024, to RMB71.9 million (US$10.3 million) for the year ended December 31, 2025, primarily due the determination of selling goods through the online platform.

Cost of revenues increased by 22.5% from RMB1,356.5 million for the year ended December 31, 2024, to RMB1,662.2 million (US$237.7 million) for the year ended December 31, 2025, in line with the growth of the business scale.

Gross Margin

Gross margin decreased from 14.5% for the year ended December 31, 2024, to 10.4% for the year ended December 31, 2025, primarily due to the larger proportion of employee management service.

Total operating expenses decreased from RMB188.59 million for the year ended December 31, 2024, to RMB185.3 million (US$26.50 million) for the year ended December 31, 2025, representing a decrease of 1.7%.

●	Selling and marketing expenses increased by 53.8% from RMB51.9 million for the year ended December 31, 2024, to RMB79.7 million (US$11.4 million) for the year ended December 31, 2025, primarily because we developed a number of strategic clients.

●	Administrative expenses decreased by 30.0% from RMB126.7 million for the year ended December 31, 2024, to RMB88.7 million (US$12.7 million) for the year ended December 31, 2025. This was primarily driven by management’s decision to streamline specific departments and reduce rental overhead.

●	Research and development expenses increased by 68.4% from RMB10.0 million for the year ended December 31, 2024, to RMB16.9 million (US$2.4 million) for the year ended December 31, 2025, primarily because we boosted R&D investment in innovative fields, such as industrial robotics.

Operating income was RMB6.8 million (US$0.9 million) for the year ended December 31, 2025, compared with profits from operation of RMB40.5 million for the year ended December 31, 2024, primarily due to business development and increased efficiency.

Net profit was RMB42.7 million (US$6.1 million) for the year ended December 31, 2025, compared to net loss of RMB52.4 million for the year ended December 31, 2024.

Balance sheet

Cash and cash equivalents were RMB144.2 million (US$20.6 million) as of December 31, 2025.

About Youlife Group Inc.

Youlife is a leading global provider of blue-collar lifecycle services, dedicated to modernizing blue-collar employment through data, training, and AI-driven workforce solutions. In the talent services sector, Youlife operates 180 domestic branches and over 10 overseas offices. By partnering with more than 10,000 renowned enterprises worldwide, Youlife provides stable and future-ready workforce infrastructure at scale. Under its “School-Enterprise Cooperation” model, Youlife maintains a nationwide network of vocational schools, including 37 schools and 146 curriculum development programs, covering 37 cities and counties across 16 provinces in China. For more information, please visit: https://ir.youlife.cn/.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding future events and the future results of Youlife current expectations, estimates, forecasts, and projections about the industry in which Youlife operates, as well as the beliefs and assumptions of Youlife’s management. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Youlife’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause Youlife’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements.

Investor Contacts:

Sufang Fu

fusufang@youlanw.com
(86) 18280935910

Skyline Corporate Communications Group, LLC
Scott Powell, President
1177 Avenue of the Americas, 5th floor
New York, NY 10036
Office: (646) 893-5835
Email: info@skylineccg.com

YOULIFE GROUP INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”), except for share and per share data, or otherwise noted)

	As of December 31,
	2024	2025
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	126,531	144,219	20,623
Accounts receivables, net	287,860	342,783	49,017
Prepayments and other receivables, net	248,494	448,083	64,075
Inventories, net	3,704	2,086	298
Total current assets	666,589	937,171	134,013
Property and equipment	147,303	61,864	8,846
Right-of-use assets	43,156	37,048	5,298
Intangible assets	9,986	8,361	1,196
Long-term investment	-	96,738	13,833
Deferred tax assets	28,147	23,369	3,342
Other non-current assets	13,182	78,305	11,198
Total non-current assets	241,774	305,685	43,713
Total assets	908,363	1,242,856	177,726
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Contract liabilities	19,991	34,640	4,953
Trade payables	70,690	74,485	10,651
Other payables and accruals	141,888	212,849	30,437
Short-term borrowings	45,893	126,054	18,025
Lease liabilities	9,401	6,793	971
Tax payable	2,182	9,300	1,330
Total current liabilities	290,045	464,121	66,367
Lease liabilities-non current	27,902	25,491	3,645
Long-term borrowings	1,474	-	-
Total non-current liabilities	29,376	25,491	3,645
Total liabilities	319,421	489,612	70,012
Commitments and Contingencies
SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized as at December 31, 2024 and December 31, 2025; 70,000,000 shares and 76,048,501 shares issued and outstanding as at December 31, 2024 and December 31, 2025, respectively)*	51	55	8

Treasury shares	(31)	(31)	(4)
Additional paid-in capital	1,181,993	1,303,581	186,410
Statutory surplus reserve	9,367	10,531	1,506
Accumulated losses	(621,794)	(579,876)	(82,921)
Total Youlife Group Inc. shareholders’ equity	569,586	734,260	104,999
Non-controlling interests	19,356	18,984	2,715
Total shareholders’ equity	588,942	753,244	107,714
Total liabilities, mezzanine equity and shareholders’ equity	908,363	1,242,856	177,726

YOULIFE GROUP INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amount in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”), except for share and per share data, or otherwise noted)

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	USD
Revenue	1,365,865	1,585,640	1,854,302	265,162
Cost of revenue	(1,165,446)	(1,356,511)	(1,662,236)	(237,697)
Gross profit	200,419	229,129	192,066	27,465
Operating expenses
Selling and distribution expenses	(91,688)	(51,867)	(79,749)	(11,404)
Administrative expenses	(115,367)	(126,705)	(88,683)	(12,682)
Research and development expenses	(12,285)	(10,017)	(16,869)	(2,412)
Total operating expenses	(219,340)	(188,589)	(185,301)	(26,498)
(Loss)/income from operations	(18,921)	40,540	6,765	967
Other income/(expense)
Fair value gains/(losses)	36,500	(21,248)	3,524	504
Other incomes	2,815	11,611	50,270	7,188
Other expenses	(2,220)	(422)	(4,913)	(703)
Gain/(loss) on dissolution of subsidiaries and branches	29,312	(8,820)	4,844	693
Loss from disposal of equity investment	-	(59,018)	-	-
Financial income/(expenses), net	1,530	(3,941)	(10,033)	(1,435)
Total other income/(expense), net	67,937	(81,838)	43,692	6,247
(LOSS)/PROFIT BEFORE TAX	49,016	(41,298)	50,457	7,214
Income tax (expenses)/benefits	30,256	(11,090)	(7,747)	(1,108)
Net profit/(loss) for the year from continuing operations	79,272	(52,388)	42,710	6,106
Net profit from discontinued operations	17,774	-	-	-
Net loss attribute to non-controlling interests	(2,217)	(12)	(372)	(53)
Net profit/(loss) attribute to ordinary shareholders	99,263	(52,376)	43,082	6,159
Net earnings/(loss) per share:
Basic and diluted
Continuing operations	1.13	(0.75)	0.59	0.08
Discontinued operations	0.29	-	-	-
Basic net earnings/(loss) per share	1.42	(0.75)	0.59	0.08
Continuing operations	1.13	(0.75)	0.59	0.08
Discontinued operations	0.29	-	-	-
Diluted net earnings/(loss) per share	1.42	(0.75)	0.59	0.08
Shares used in net earnings per share computation
Basic	70,000,000	70,000,000	72,899,967	72,899,967
Diluted	70,000,000	70,000,000	72,899,967	72,899,967
TOTAL COMPREHENSIVE (LOSS)/INCOME FOR THE YEAR	97,046	(52,388)	42,710	6,106
Comprehensive loss attribute to non-controlling interest	(2,217)	(12)	(372)	(53)
Comprehensive (loss)/income attribute to ordinary shareholders	99,263	(52,376)	43,082	6,159